

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

Aaron McParlan, Esq.
General Counsel
Opera Ltd
Gjerdrums vei 19
0484 Oslo, Norway

Re: Opera Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 8, 2018
CIK 0001737450

Dear Mr. McParlan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   Please revise the chart on page 5 to clearly indicate that Opera Limited will be the Group's holding company prior to completion of the offering.

Results of Operations
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Operating Revenue and Other Income, page 66

2.   Please expand your disclosures to clarify why revenue increased year over year. For

example, it is unclear whether your operating revenue increased as a results of volume, pricing, or a combination of both. Refer to Section III.D of SEC Release No. 33-8350.

Note 25. Share-based payments, page F-43

3.   Please confirm that your only issuance of RSUs subsequent to year-end are the 2,490,000 RSUs that are currently disclosed. Clarify if you determined whether the fair value of the RSUs included in this issuance is different than those issued in 2017. In this regard, please tell us how you determined the fair value for RSUs issued during 2018 and describe any differences between the valuations in 2018 as compared to 2017.

4.   Please clarify the legal entity that issued the restricted share units. If one of your subsidiaries issued these RSUs, tell us if you intend to replace the RSUs with those issued by the parent entity. Otherwise, tell us your consideration of recording the RSUs as non-controlling interests. Refer to paragraphs 22 through 24 of IFRS 10 and paragraph 30 of IFRS 3.

Note 31. Events after the reporting period, page F-52

5.   We note your disclosure regarding the formation of Opera Limited. Please consider disclosing the terms for converting the members' equity interest in the Group into equity interest in Opera Limited. Clarify your statement that "existing members of Kunhoo Software LLC exchange their interests in Kunhoo Software LLC for shares having substantially the same rights in Opera Limited." In this regard, describe the capital structure of Opera Limited and indicate whether existing members will receive preferential shares. In addition, you should consider including pro forma effects on the Group's equity and earnings(loss) per share on the face of the financial statements to reflect this exchange of equity interests.

General

6.   We note your response to prior comment 17. Please revise the prospectus cover page to provide Mr. Yahui Zhou's significant ownership interest and voting power in the company.

You may contact Ryan Rohn, Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at 202-551-3673 or Barbara Jacobs, Assistant Director, at 202-551-3735 with any other questions.

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